Exhibit 3.2
FOURTH CERTIFICATE OF AMENDMENT
TO THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BLUESTEM BRANDS, INC.
     BLUESTEM BRANDS, INC., a Delaware corporation (the “Corporation”), does hereby certify:
     FIRST: The Fourth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by:
     (1) inserting the following paragraph in Article FOURTH, immediately following subparagraph (ii) thereof:
“Upon this Fourth Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each share of Common Stock, $0.00001 par value per share, that is a treasury share or is issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into a fraction of a share of Common Stock, $0.00001 par value per share, the numerator of which is 1 and the denominator of which is 94.67. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the quotient obtained by dividing the number of shares of Common Stock represented by such certificate immediately prior to the effective time by 94.67. No fractional shares of Common Stock shall be issued as a result of the share combination effected pursuant to this paragraph. A holder of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share as a result of the share combination effected pursuant to this paragraph shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the product of the fraction to which the stockholder would otherwise be entitled multiplied by the fair market value of a share of Common Stock at the Effective Time, as determined in good faith by the Board of Directors of the Corporation.”
     (2) amending and restating clause (B) of the definition of “Excluded Shares” in Section 8 of Article FOURTH to read as follows:
“(B) to officers, directors, employees of or consultants to the Corporation or its Subsidiaries pursuant to any award approved by the Board of Directors not in excess of 152,312,347 shares of Common Stock (including Options to purchase Common Stock) (as adjusted for stock splits, combinations, recapitalizations or other similar events affecting the Common Stock that occur after the Series B Original Issue Date),”
     SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by the undersigned on this 9th day of September, 2011.

/s/ Erica Street

Name:	Erica C. Street
Title:	VP, General Counsel and Secretary